# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Phibro Animal Health Corporation, CIK 0001069899
CUSIP: 71742Q106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Glenpointe Centre East, 3rd Fl., 300 Frank W. Burr Blvd., Ste. 21, Teaneck, New Jersey (NJ), 07666-6712
Date of event which requires filing of this statement: 05/30/2025
Amends the filing with accession number 0001571049-14-001352
Filed by CIK 0001601607
Persons authorized to receive notices and communications: Jack C. Bendheim, Glenpointe Centre East, 3rd Fl., 300 Frank W. Burr Blvd., Ste 21, Teaneck, New Jersey (NJ), 07666-6712, (201) 329-7300

## Reporting persons
- BFI Co., LLC (CIK 0001601607): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 20,225,514; sole dispositive power 0; shared dispositive power 20,225,514; aggregate amount beneficially owned 20,225,514 (49.9% of the class)
  Comment: (1) The Reporting Person holds 59,480 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), and 20,166,034 shares of Class B Common Stock, par value $0.0001 per share ("Class B Common Stock") as of May 30, 2025. Class B Common Stock is convertible into Class A Common Stock at any time after issuance on a one-for-one basis, and has no expiration date. Class B Common Stock has economic rights identical to Class A Common Stock and entitles the record holder to ten (10) votes per share of Class B Common Stock on all matters to be voted on by stockholders generally. Class A Common Stock entitles the record holder to one (1) vote per share of Class A Common Stock.
  
  (2) See Item 5.
- Jack C. Bendheim (CIK 0001241560): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 20,225,514; sole dispositive power 0; shared dispositive power 20,225,514; aggregate amount beneficially owned 20,225,514 (49.9% of the class)
  Comment: (1) The securities are directly held by BFI Co., LLC. Mr. Bendheim exercises voting and dispositive power over BFI Co., LLC and may be deemed to have shared voting and investment power over the securities held by BFI Co., LLC. Mr. Bendheim may be deemed to be the beneficial owner of 59,480 shares of Class A Common Stock and 20,166,034 shares of Class B Common Stock as of May 30, 2025. Class B Common Stock has economic rights identical to Class A Common Stock and entitles the record holder to ten (10) votes per share of Class B Common Stock on all matters to be voted on by stockholders generally. Class A Common Stock entitles the record holder to one (1) vote per share of Class A Common Stock. Mr. Bendheim disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
  
  (2) See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Phibro Animal Health Corporation
Address of issuer's principal executive offices: Glenpointe Centre East, 3rd Fl., 300 Frank W. Burr Blvd., Ste. 21, Teaneck, New Jersey (NJ), 07666-6712
Comment:
Item 1 of the Schedule 13D (defined below) is hereby supplemented as follows:

This Amendment No. 22 to Schedule 13D (this "Amendment") relates to the Class A Common Stock of Phibro Animal Health Corporation, a Delaware corporation (the "Issuer") beneficially owned by the Reporting Persons. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the "Schedule 13D") which was originally filed on April 29, 2014 and amended by that certain Amendment No. 1 to Schedule 13D, filed August 11, 2014, that certain Amendment No. 2 to Schedule 13D, filed March 24, 2015, that certain Amendment No. 3 to Schedule 13D, filed August 4, 2015, that certain Amendment No. 4 to Schedule 13D, filed November 2, 2015, that certain Amendment No. 5 to Schedule 13D, filed March 23, 2016, that certain Amendment No. 6 to Schedule 13D, filed May 30, 2017, that certain Amendment No. 7 to Schedule 13D, filed June 23, 2017, that certain Amendment No. 8 to Schedule 13D, filed July 14, 2017, that certain Amendment No. 9 to Schedule 13D, filed December 26, 2017, that certain Amendment No. 10 to Schedule 13D, filed June 26, 2018, that certain Amendment No. 11 to Schedule 13D, filed September 17, 2018, that certain Amendment No. 12 to Schedule 13D, filed June 26, 2019, that certain Amendment No. 13 to Schedule 13D, filed December 20, 2019, that certain Amendment No. 14 to Schedule 13D, filed June 8, 2020, that certain Amendment No. 15 to Schedule 13D, filed December 15, 2020, that certain Amendment No. 16 to Schedule 13D, filed June 25, 2021, that certain Amendment No. 17 to Schedule 13D, filed May 25, 2022, that certain Amendment No. 18 to Schedule 13D, filed December 16, 2022, that certain Amendment No. 19 to Schedule 13D, filed June 8, 2023, that certain Amendment No. 20 to Schedule 13D, filed February 12, 2024 and that certain Amendment No. 21 to Schedule 13D, filed November 15, 2024. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On May 30, 2025, BFI Co., LLC ("BFI") entered into a Rule 10b5-1 sales plan (the "Sales Plan") with Goldman, Sachs & Co. LLC ("Broker") pursuant to which Broker is authorized and directed to sell on behalf of BFI up to 528,000 shares of Class A Common Stock through February 26, 2026, subject to satisfaction of certain conditions, including among others, minimum sale price and limit on the number of shares that can be sold on a single trading day. All transactions under the Sales Plan are to be made in accordance with the terms and conditions of the Sales Plan. The Sales Plan was adopted to enable BFI to sell a modest portion of its shares of Class A Common Stock (and Class B Common Stock that BFI converts to Class A Common Stock). By using a Rule 10b5-1 Sales Plan, BFI can diversify its investment portfolio over an extended period of time. The Sales Plan became effective as of May 30, 2025 and shall terminate on the earliest of (a) February 26, 2026, (b) the date on which all transactions under the Sales Plan are completed, (c) the date Broker reasonably determines that: (i) the Sales Plan does not comply with Rule 10b5-1(c) or other applicable laws, (ii) BFI has not complied with the Sales Plan, or (iii) BFI's representations or warranties in the Sales Plan are not true and correct, or BFI can no longer make such representations and warranties, (d) the date Broker receives notice of the death, dissolution, liquidation, bankruptcy or insolvency of BFI or the Issuer, (e) the date Broker receives notice of the closing of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the shares of the Issuer into shares of another company, (f) the date the stock of the Issuer is no longer listed on a national securities exchange or (g) the date that the Broker receives notice in writing of termination of the Sales Plan from BFI in the form specified in the Sales Plan with the written acknowledgement of the Issuer. The first possible trade date under the Sales Plan is September 2, 2025. As of May 30, 2025, if all shares covered by the Sales Plan are sold, BFI will continue to hold 59,480 shares of Class A Common Stock and 19,638,034 shares of Class B Common Stock, which are exchangeable for 19,638,034 shares of Class A Common Stock.

Except as described above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The ownership percentages set forth below are based on 20,367,574 shares of Class A Common Stock and 20,166,034 shares of Class B Common Stock outstanding as of May 2, 2025, as reported in the Issuer's Form 10-Q for the quarter ended March 31, 2025, filed on May 7, 2025.

BFI directly owns 59,480 shares of Class A Common Stock and 20,166,034 shares of Class B Common Stock as of May 30, 2025, representing 49.9% of the total number of shares of Class A Common Stock outstanding, assuming that all outstanding shares of Class B Common Stock are converted into shares of Class A Common Stock. As the Class A Manager of BFI, Jack C. Bendheim may be deemed to beneficially own the 59,480 shares of Class A Common Stock and 20,166,034 shares of Class B Common Stock owned by BFI. Mr. Bendheim disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: Jack C. Bendheim has the sole authority to vote all of the common stock of the Issuer owned by BFI and, together with certain other family members, is the manager of BFI with respect to the economic rights pertaining to such common stock of the Issuer owned by BFI.
Transactions in the class effected during the past sixty days: There were no transactions in securities of the Issuer beneficially owned by the Reporting Persons in the last sixty days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement, dated as of April 29, 2014, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on April 29, 2014).

## Signatures
- BFI Co., LLC: /s/ Jack C. Bendheim, Jack C. Bendheim/Class A Manager (06/03/2025)
- Jack C. Bendheim: /s/ Jack C. Bendheim, Jack C. Bendheim (06/03/2025)